UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 29, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
June 29, 2007 and June 30, 2006 and
for the Year Ended June 29, 2007

HARRIS CORPORATION RETIREMENT PLAN
June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Harris Corporation Retirement Plan as of June 29, 2007 and June 30, 2006, and the related statement of changes in net assets available for benefits for the year ended June 29, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 29, 2007 and June 30, 2006, and the changes in its net assets available for benefits for the year ended June 29, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 29, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
December 3, 2007

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	June 29,	June 30,
	2007	2006
ASSETS

Investments at fair value:
Interest bearing cash	$6,583,245	$12,180,414
Common stocks	734,038,908	648,742,837
Registered investment companies	416,740,409	306,263,810
Common/collective trust funds	1,059,593,619	904,627,150
Guaranteed investment contracts	490,517,768	496,190,695
Corporate bonds and debentures	608,750	1,057,637
Real estate investments	—	1,349,268
Participant loans	29,297,970	29,279,610

Total investments	2,737,380,669	2,399,691,421

Receivables:
Contributions receivable:
Harris Corporation	37,876,075	48,593,346
Participants	4,516,058	4,207,861
Accrued interest and dividends	2,434,936	397,666
Due from broker for securities sold	8,807,325	1,836,696

Total receivables	53,634,394	55,035,569

Total assets	2,791,015,063	2,454,726,990

LIABILITIES

Accrued expenses	316,805	340,955
Due to broker for securities purchased	11,297,662	1,573,950

Total liabilities	11,614,467	1,914,905

Net assets available for benefits at fair value	$2,779,400,596	$2,452,812,085

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,141,939	13,537,093

Net assets available for benefits	$2,790,542,535	$2,466,349,178

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 29, 2007

June 29, 2007
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$369,205,509
Interest	3,540,679
Dividends	10,563,824

Total investment income	383,310,012

Contributions:
Participant rollovers	6,820,658
Employer profit sharing	35,358,344
Employer matching	44,523,578
Participant	78,507,460

Total contributions	165,210,040

Total additions	548,520,052

Deductions from net assets attributed to:
Benefits paid to participants	220,732,791
Administrative expenses	3,593,904

Total deductions	224,326,695

Net increase	324,193,357
Net assets available for benefits:
Beginning of year	2,466,349,178

End of year	$2,790,542,535

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
June 29, 2007 and June 30, 2006
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to the Code limitation. The Company matches 100% of pre-tax and after-tax contributions subject to a limit of 6% of eligible compensation for any eligible employee who has completed one year of service. Full-time participants who make no election with respect to pre-tax or after-tax contributions receive an automatic deferment of 6% of eligible compensation on a pre-tax basis. The Employer makes profit sharing contributions based on a formula tied to the Company’s earnings per share and related financial targets. The Employer may also make additional discretionary profit sharing contributions which are allocated to eligible employees based on compensation and excess compensation as defined in the Plan document. Participants also may rollover amounts to the Plan from other qualified plans.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her after-tax account balance or rollover balance. Upon retirement or other termination of employment a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested interest in his or her account, or installments over a future period. A participant may also receive a distribution for financial hardship or upon attainment of age 59½ per the Plan document.

D.	Participant Loans — The loan program permits participants to borrow against their pre-tax, after-tax, designated Roth and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years at the option of the participant and may be as long as ten years if the loan is to be used for the purchase of a principal residence. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions. The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s nondiscretionary profit sharing contribution, (c) the Company’s additional discretionary profit sharing contribution, if any, and, (d) Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 29, 2007 and June 30, 2006
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
F.	Vesting — Participants are immediately vested in their pre-tax and after-tax contributions plus actual earnings thereon. Vesting in the Employer matching, nondiscretionary profit sharing and discretionary profit sharing contributions, plus earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
A participant also becomes 100% vested upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore accounts of participants who were reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at June 29, 2007 and June 30, 2006 were $672,454 and $96,862, respectively. For the years ended June 29, 2007 and June 30, 2006, Employer contributions were reduced by $900,516 and $1,487,274, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and participant contributions into any of several investment options, except that profit sharing and rollover contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the summary plan description available to participants. Elections to change funds can be made daily; however, investments in the Harris Stock Fund are subject to a holding period and amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund and investments are governed by other limitations described in the Plan document.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior-year data have been reclassified to conform to the 2007 presentation.
New Accounting Pronouncement — As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and
SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount members would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. Prior year balances have been retroactively adjusted for the FSP accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 29, 2007 and June 30, 2006
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value.
Investments in common/collective trusts are stated at fair value, based on quoted redemption values as determined by Northern Trust, the Trustee as defined by the Plan document. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation (depreciation) in aggregate fair value of investments and the realized gain (loss) on sale of investments.
The Plan holds traditional guaranteed investment contracts (“traditional GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund. A corresponding contract wrapper with the issuer of the synthetic GICs is also held in order to provide a variable rate of return on the cost of the investment. The fair value of the traditional GICs and the synthetic GICs was determined using a discounted cash flow method or quoted market value of underlying investments. The fair value of the contract wrappers was based on replacement costs and were zero dollars at June 29, 2007 and June 30, 2006, respectively. As required by FSP AAG INV-1 and 94-4-1, the investments in traditional GICs and synthetic GICs are presented at fair value on the statements of net assets available for benefits in the line item “Guaranteed investment contracts”. An adjustment line has also been included in the statements of net assets available for benefits, so that ending net assets available for benefits are recorded at contract value.
The traditional GICs and synthetic GICs are between the respective issuers thereof and the Plan and prohibit the Plan from selling or assigning such contracts without issuer consent. Terms of such contracts allow all participant-initiated transactions to occur at book value with the conditions or limitations. The crediting interest rate is set at the time such contracts are negotiated and, depending on the terms of such contracts, is fixed through the maturity date or is re-set quarterly, semiannually or annually depending on the performance of the investments being managed. The minimum crediting rate is zero percent. Key factors that could influence future crediting interest rates include, but are not limited to, the following: (1) the level of market interest rates, (2) the amount and timing of participant contributions, transfers and withdrawals into/out of such contracts, (3) the investment returns generated by the fixed income investments that support the contract wrapper, or (4) the duration of the underlying investments supporting such contracts.
Certain events limit the ability of the Plan to make investment transactions at contract value with the issuer of the traditional GIC or synthetic GIC. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions of the Plan, (3) if the Plan elects to withdraw from a traditional GIC or synthetic GIC in order to switch to a different investment provider, or (4) if the terms of a successor plan (in the event of a spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a clone contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to make investment transactions at contract value with issuers is probable.
The traditional GIC and synthetic GIC issuers can terminate the contract and settle at an amount different from contract value under limited circumstances such as the Plan losing its qualified status, a material and adverse change to the provisions of the Plan, or uncured material breaches of responsibilities.
The average yield based on actual earnings was approximately 5.05% at June 29, 2007 and 5.03% at June 30, 2006. The average yield based on interest rate credited to participants was approximately 5.04% at June 29, 2007 and 4.63% at June 30, 2006.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by Harris Corporation, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.
NOTE 3 — INVESTMENTS
During the year ended June 29, 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

June 29, 2007
Net appreciation in fair value as determined by quoted market prices:
Common stocks	$133,837,729
Registered investment companies	67,937,435
Corporate bonds and debentures	119,113

201,894,277

Net appreciation in fair value as determined by investee company/trustee:
Real estate investments	131,331
Common/collective trusts	144,156,640
Guaranteed investment contracts	23,023,261

167,311,232

Total net appreciation in fair value	$369,205,509

The fair value of individual investments that represent 5% or more of Plan net assets at June 29, 2007 and June 30, 2006 is as follows:

	June 29,	June 30,
	2007	2006
MFB NTGI-QM Collective Daily Russell 1000 Equity Index Fund	$232,370,374	$210,377,575
MFB NTGI-QM Collective Daily S&P 500 Equity Index Fund	291,468,618	258,641,075
MFO Bank of New York Collective TR Aggregate Index Fund	300,849,810	262,613,561
MFO Columbia FDS SER TR Intl. Fund	239,422,460	161,920,365
Harris Corporation common stock	158,203,946	125,800,040

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 29, 2007 and June 30, 2006
NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in a common/collective trust fund are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.
     Harris Corporation common stock is included with other common stock at June 29, 2007 and June 30, 2006 as follows:

	June 29, 2007		June 30, 2006
	Shares	Fair Value	Shares	Fair Value
Harris Corporation common stock	2,900,164	$158,203,946	3,030,596	$125,800,040

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended June 29, 2007, the Plan made purchases of $14,124,092 and sales of $18,765,960 of the Company’s common stock.
NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations in compliance with the Code.
NOTE 6 — CONCENTRATION OF CREDIT RISK
Cash amounts at the Trustee may exceed the $100,000 federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 7 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid. This requirement conflicts with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits until paid.
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at June 29, 2007 and at June 30, 2006:

	June 29,	June 30,
	2007	2006
Net assets available for benefits per the financial statements	$2,790,542,535	$2,466,349,178
Due to participants	(2,956,866)	(347,347)
Adjustment to fair value from contract value for fully-benefit responsive investment contracts	(11,141,939)	—

Net assets available for benefits per the Form 5500	$2,776,443,730	$2,466,001,831

     The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended June 29, 2007:

June 29,
2007
Investment income per the financial statements	$383,310,012
Adjustment to fair value from contract value for fully-benefit responsive investment contracts	(11,141,939)

Investment income per the Form 5500	$372,168,073

     The following is as reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended June 29, 2007:

June 29,
2007
Benefits paid to participants per the financial statements	$220,732,791
Add: benefits due but unpaid at June 29, 2007	2,956,866
Less: benefits due but unpaid at June 30, 2006	(347,347)

Benefits paid to participants per the Form 5500	$223,342,310

NOTE 8 — SUBSEQUENT EVENT
The Plan was amended and restated in its entirety effective July 1, 2007. The Plan as amended and restated no longer provides for a nondiscretionary profit sharing contribution based upon earnings per share. Instead, a participant may elect a special, unmatched pre-tax or after-tax contribution to the Plan of 0%, 50% or 100% of the amount, if any, payable to the participant under the new cash-based Performance Reward Plan, subject to Code limitations. The Plan as amended and restated also accelerates the graduated vesting schedule for matching and profit sharing contributions to 4 years, replacing the previous 6-year vesting term. Other changes in the Plan as amended and restated include allowing participants to use all sources of contributions for investment in the Harris Stock Fund provided that no more than 20% of a participant’s account be invested in the Harris Stock Fund. The holding period related to the Harris Stock Fund also has been eliminated. The Plan as amended and restated also includes the refinement of certain Plan terms and provides for modifications to satisfy regulation requirements. The Plan as amended and restated also provides for different matching contributions, with different eligibility requirements applicable thereto, for various categories of participants. By amendment the Plan sponsor has accepted the merger of three plans into the Plan with effective dates after June 29, 2007.

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Debt Instruments — Other
	FORD MTR CO DEL SR NT CONV 4.25 DUE 12-15-2036 REG SEDOL: B1L3918	487,000		$608,750

	Total Corporate Debt Instruments — Other			$608,750

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	3M CO COM	70500		$6,118,695
	5TH 3RD BANCORP COM	98300		3,909,391
	ABBOTT LAB COM	48300		2,586,465
	ABRAXIS BIOSCIENCE INC COM STK	17500		389,025
	ACCENTURE LTD BERMUDA CLS A COM	23023		987,456
	ACTIVISION INC NEW COM	42808		799,225
	ADOBE SYS INC COM	15700		630,355
	ADR AMERICA MOVIL S A DE C V SPONSORED ADR REPSTG SER L SHS	38500		2,384,305
	ADR ASML HLDG NV EURO 0.02 (NY REG)	20800		570,960
	ADR BP P L C SPONSORED ADR	43856		3,163,771
	ADR GRUPO AEROPORTUAIRO DEL PACIFICO SABDE CV	12050		594,306
	ADR GRUPO AEROPORTUARIO DEL CENTRO NORTES A B DE C V	20480		562,586
	ADR NOKIA CORP SPONSORED ADR	122700		3,449,097
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	80900		6,569,080
	ADR SONY CORP AMERN SH NEW	48000		2,465,760
	ADR TEVA PHARMACEUTICAL INDS	23000		948,750
	AGCO CORP COM	9200		399,372
	ALCOA INC COM STK	65300		2,646,609
	ALLEGHENY TECHNOLOGIES INC COM	24230		2,530,754
	ALLERGAN INC COM	36000		2,075,040
	ALLSTATE CORP COM	10100		621,251
	ALLTEL CORP COM	39700		2,681,735
	ALTRIA GROUP INC COM	2900		203,406
	AMAZON COM INC COM	20521		1,403,842
	AMERICAN TOWER CORP CL A	56522		2,373,924
	AMEREN CORP COM	12000		588,120
	AMGEN INC COM	67300		3,721,017
	AMERN INTL GROUP INC COM	68600		4,804,058
	AMR CORP COM	28000		737,800
	AMYLIN PHARMACEUTICALS INC COM	13399		551,503
	ANADARKO PETRO CORP COM	61300		3,186,987
	ANALOG DEVICES INC COM	107930		4,062,485

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	ANHEUSER BUSCH COS INC COM	80000		4,172,800
	ANNALY CAP MGMT INC COM	69200		1,014,472
	APPLE INC	44900		5,479,596
	APPLIED MATERIALS INC COM	161201		3,203,063
	ARRIBA INC COM NEW	26600		263,606
	ARCHER-DANIELS-MIDLAND CO COM	35300		1,168,077
	ARRON RENTS INC	39440		1,152,240
	ASSURED GUARANTY LTD COM	30640		905,718
	AT&T INC COM	193641		8,036,101
	AUTODESK INC COM	22200		1,045,176
	AUTOMATIC DATA PROCESSING INC COM	14288		692,539
	AVERY DENNISON CORP COM	47600		3,164,448
	AVON PRODS INC COM USD0.25	75500		2,774,625
	BAXTER INTL INC COM	64100		3,611,394
	BE AEROSPACE INC COM	13600		561,680
	BED BATH BEYOND INC COM	83600		3,008,764
	BIOGEN IDEC INC COM STK	17600		941,600
	BIOMED RLTY TR INC COM	33250		845,548
	BJ SVCS CO COM	65000		1,848,600
	BLOCK H & R INC COM	127300		2,975,001
	BOSTON SCIENTIFIC CORP COM	87600		1,343,784
	BRISTOL MYERS SQUIBB CO COM	109300		3,449,508
	BROADCOM CORP CL A CL A	79000		2,310,750
	BROCADE COMMUNICATIONS SYS INC COM	120900		945,438
	BROWN-FORMAN INC CL B NON-VTG COM	15700		1,147,356
	CAPLEASE INC COM	21120		231,264
	CAMPBELL SOUP CO COM	45100		1,750,331
	CAP1 FNCL COM	8300		651,052
	CARE INVT TR INC COM	8600		118,250
	CARTER INC FRMLY CARTER HLDGS INC	51000		1,322,940
	CASTLE AM & CO MRYLAND	12360		443,848
	CBS CORP NEW CL B	93450		3,113,754
	CELGENE CORP COM	11100		636,363
	CEPHALON INC CON	4400		353,716
	CERNER CORP COM	12000		665,640
	CHARLES RIV LABORATORIES INTL INC	1700		87,754
	CHEMTURA CORP COM	32587		362,041
	CENTY ALUM CO COM	17400		950,562
	CHEVRON CORP COM	97978		8,253,667
	CHUBB CORP COM	46100		2,495,854
	CISCO SYS INC COM	73500		2,046,975
	CITADEL BROADCASTING CORP COM	7779		50,175
	CITIGROUP INC COM	85000		4,359,650
	COACH INC COM	10800		511,812
	COCA COLA CO COM	79200		4,142,952
	COINMACH SVC CORP INCOME DEP SECS	28750		571,263
	COINSTAR INC COM	42400		1,334,752
	COLGATE-PALMOLIVE CO COM	70500		4,571,925
	COMMERCIAL VEH GROUP INC COM	35300		657,639
	COMPUTER SCI CORP COM	28400		1,679,860
	CONAGRA FOODS INC	32000		859,520
	CONSTELLATION ENERGY GROUP INC	6800		592,756
	COPART INC COM	27900		853,461
	COOPER INDUSTRIES INC COM	35600		2,032,404
	CORINTHIAN COLLEGES INC COM	98400		1,602,936
	CORN PRODS INTL INC COM	14700		668,115
	CORRECTIONS CORP AMER	36665		2,313,928
	COUNTRYWIDE FINL CORP COM	40500		1,472,175
	CROWN CASTLE INTL CORP COM	15900		576,693
	CVS CORP COM STK	28645		1,044,110

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	CYMER INC COM	22059		886,772
	CYPRESS SEMICONDUCTOR CORP COM	6600		153,714
	D R HORTON INC COM	97600		1,945,168
	DANAHER CORP COM	17876		1,349,638
	DELL INC COM STK	133100		3,800,005
	DISNEY WALT CO COM	105100		3,588,114
	DOW JONES & CO INC COM	72900		4,188,105
	DU PONT E I DE NEMOURS & CO COM STK	72600		3,690,984
	DUKE ENERGY CORP NEW COM STK	115000		2,104,500
	E*TRADE FIN CORP COM	22788		503,387
	EASTMAN KODAK CO COM	101900		2,835,877
	EBAY INC COM	38100		1,226,058
	ELECTR ARTS COM	10600		501,592
	ELI LILLY & CO COM	93100		5,202,428
	EMPLOYERS HLDGS INC COM	35840		761,242
	ENERGY CONVERSION DEVICES INC COM	27965		861,881
	ENTERGY CORP NEW COM	36600		3,929,010
	ERESEARCH TECH INC COM	74990		713,155
	EXPEDITORS INTL WASH INC COM	37300		1,540,490
	EXXON MOBIL CORP COM	96126		8,063,049
	FELCOR LODGING TR INC COM	6300		163,989
	FIRSTFED FINL CORP DEL COM	7700		436,821
	FIRSTENERGY CORP COM	37935		2,455,533
	FNMA COM STK	31700		2,070,961
	FORD MTR CO DEL COM PAR $0.01	142600		1,343,292
	FORTUNE BRANDS INC COM STK	38800		3,195,956
	FOSTER WHEELER LTD	13300		1,422,967
	FREMONT GEN CORP COM	36800		395,968
	FRKLN RES INC COM	6526		864,499
	FRONTIER OIL CORP COM	6200		271,374
	GANNETT INC COM	60900		3,346,455
	GAP INC COM	39900		762,090
	GEN MILLS INC COM	56400		3,294,888
	GENENTECH INC COM STK	45089		3,411,434
	GENERAL ELEC CO COM	383780		14,691,098
	GENUINE PARTS CO COM	44500		2,207,200
	GENWORTH FINL INC COM	28600		983,840
	GENZYME CORP COM	30500		1,964,200
	GILEAD SCI INC COM	40568		1,572,821
	GLOBALSANTAFE CORPORATION	2300		166,175
	GOLDMAN SACHS GROUP INC COM	1400		303,450
	GOOGLE INC CL A CL A	11798		6,174,837
	GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DEC.V.	10100		532,169
	HANDCOCK HLDG CO COM	17770		667,264
	HANOVER INS GROUP INC COM	27480		1,340,749
	HARMAN INTL INDS INC NEW COM STK USD0.01	7852		917,114
	*HARRIS CORP COM	2900164		158,203,946
	HCC INS HLDGS INC COM	7315		244,394
	HERSHEY CO COM	16200		820,044
	HESS CORP COM STK	82100		4,840,616
	HEWLETT PACKARD CO COM	24600		1,097,652

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	HOLLY CORP COM	7300		541,587
	HOME DEPOT INC COM	93900		3,694,965
	HONEYWELL INTL INC COM STK	63400		3,568,152
	ILL TOOL WKS INC COM	56200		3,045,478
	INGERSOLL-RAND CO CL A COM	43700		2,395,634
	INTEL CORP COM	120096		2,853,481
	INTERACTIVE BROKERS GROUP INC COM	10400		282,152
	INTERACTIVE DATA CORP COM	13400		358,852
	INTERCONTINENTALEXCHANGE INC COM	15500		2,291,675
	INTERNATIONAL BUSINESS MACHS CORP COM	16500		1,736,625
	INTL FLAVORS & FRAGRANCES INC COM	60200		3,138,828
	INTL GAME TECH COM	18816		746,995
	INTL PAPER CO COM	159696		6,236,129
	INTUITIVE SURGICAL INC COM NEW STK	8000		1,110,160
	IRON MTN INC COM STK	19500		509,535
	JOHNSON & JOHNSON COM	75900		4,676,958
	JPMORGAN CHASE & CO COM	184824		8,954,723
	JUNIPER NETWORKS INC COM	58879		1,481,984
	KB HOME COM	20700		814,959
	KEY ENERGY SVCS INC	111100		2,058,683
	KIMBERLY-CLARK CORP COM	34800		2,327,772
	KINDRID HEALTHCARE INC COM STK	25500		783,360
	KOHLS CORP COM	14048		997,829
	KRAFT FOODS INC CL A	72900		2,569,725
	LAMAR ADVERTISING CO CL A COM	15500		972,780
	LAS VEGAS SANDS CORP COM	12300		939,597
	LAWSON SOFTWARE INC NEW COM	56600		559,774
	LCA-VISION INC COM	20100		949,926
	LEGG MASON INC COM	16200		1,593,756
	LENNAR CORP CL A	16400		599,584
	LIBERTY GLOBAL INC COM SER A	21344		875,958
	LIBERTY GLOBAL INC COM SER C	21654		851,002
	LINCOLN NATL CORP COM	50923		3,612,987
	LIONS GATE ENTMT CORP COM NEW	78700		868,061
	LOCKHEED MARTIN CORP COM	1600		150,608
	LOEWS CORP CAROLINA GROUP STK	3200		247,264
	LOEWS CORP COM	2700		137,646
	LOWES COS INC COM	72100		2,212,749
	MACYS INC COM	4600		182,988
	MAGELLAN HLTH SVCS INC COM	25260		1,173,832
	MANITOWOC INC COM	7400		594,812
	MARRIOTT INTL INC NEW COM	13500		583,740
	MARSH & MCLENNAN CO’S INC COM	181400		5,601,632
	MARVELL TECH GROUP COM USD02	63450		1,155,425
	MASCO CORP COM	117400		3,342,378
	MATTEL INC COM	114000		2,883,060
	MC CORMICK & CO INC COM NON-VTG	40200		1,534,836
	MCDERMOTT INTL INC COM	3000		249,360
	MCKESSON CORP	7700		459,228
	MEADWESTVACO CORP COM	61600		2,175,712
	MEDTRONIC INC COM	18254		946,652
	MELLON FINL CORP COM	104300		4,589,200
	MEMC ELECTR MATLS INC COM COM	13900		849,568
	MENS WEARHOUSE COM	900		45,963
	MERCANTILE EXCHANGE INC	4500		2,404,620
	MERCK & CO INC COM	125700		6,259,860
	MERRILL LYNCH & CO INC COM	4600		384,468
	MERUELO MADDUX PPTYS INC COM	50040		408,326
	METROPCS COMMUNICATIONS INC COM	15800		522,032
	MGM MIRAGE COM	5800		478,384
	MI DEVS INC CL A SUB VTG SHS COM STK	31510		1,148,224
	MICROSOFT CORP COM	319047		9,402,315

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	MONSANTO CO NEW COM	9400		634,876
	MONSTER WORLDWIDE INC COM	11200		460,320
	MOODYS CORP COM	25000		1,555,000
	MORGAN STANLEY COM STK	11357		952,625
	MOTOROLA INC COM	112500		1,991,250
	MUELLER WTR PRODS INC COM SER A	12200		208,132
	MURPHY OIL CORP COM	54600		3,245,424
	NATIONAL OIL CORP COM	24100		2,512,184
	NATL CY CORP COM	57400		1,912,568
	NAVTEQ CORP COM	2989		126,554
	NEW YORK TIMES CO CL A ISIN	128800		3,271,520
	NEWELL RUBBERMAID INC COM	119300		3,510,999
	NEXCEN BRANDS INC COM	30900		344,226
	NII HLDGS INC COM NEW	1400		113,036
	NIKE INC CL	3900		227,331
	NISOURCE INC COM	156600		3,243,186
	NORFOLK SOUTHN CORP COM	20000		1,051,400
	NORTHWESTERN CORP COM	11800		376,877
	NUCOR CORP COM	600		35,190
	OFFICEMAX INC DEL COM	23805		935,537
	ONEBEACON INSURANCE GROUP LTD	35010		886,803
	PALL CORP COM	37700		1,733,823
	PATTERSON COS INC COM	15000		559,050
	PARAMOUNT RESOURCE COM NPV CLS ‘A’	6770		131,422
	PEABODY ENERGY CORP COM STK	28560		1,381,733
	PENNEY J.C CO INC COM	7400		535,612
	PEPSICO INC COM	5000		324,250
	PERKINELMER INC COM	5400		140,724
	PFIZER INC COM STK $.11 1/9 PAR	188200		4,812,274
	PHARMACEUTICAL PROD DEV INC COM	21500		822,805
	PINNACLE W. CAP CORP COM	29100		1,159,635
	PPL CORP COM	1100		51,469
	PRECISION CASTPARTS CORP COM	6600		800,976
	PROCTER & GAMBLE CO COM	54900		3,359,331
	PROGRESS ENERGY INC COM	58200		2,653,338
	PROGRESSIVE CORP OH COM	84500		2,022,085
	POST PPTYS INC REIT	9900		520,542
	QUALCOMM INC COM	59200		2,568,688
	QUANDRA RLTY TR INC COM	17430		218,049
	QWEST COMMUNICATIONS INTL INC COM	380500		3,690,850
	QUEST SOFTWARE INC COM	30300		490,557
	RAYTHEON CO COM NEW COM NEW	55200		2,974,728
	RED HAT INC COM	18402		409,997
	REORG/E FUNDS CORP CASH MERGER EFF	19200		677,568
	RTI INTL METALS INC COM	5980		450,713

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	RYLAND GROUP INC COM	13000		485,810
	S.W. AIRL CO COM	138839		2,070,089
	SAFEWAY INC COM	4100		139,523
	SALESFORCE COM INC	19000		814,340
	SCHERING-PLOUGH CORP COM	43800		1,333,272
	SCHLUMBERGER LTD COM STK	81014		6,881,329
	SCHWAB CHARLES CORP COM NEW	190300		3,904,956
	SCHOLASTIC CORP COM	1100		39,534
	SCIENTIFIC GAMES CORP	38430		1,343,129
	SEI INVTS CO COM	8400		243,936
	SIERRA HLTH SVCS INC COM	5000		207,900
	SOLERA HLDGS INC COM	25030		485,081
	SPECTRA ENERGY CORP COM	66200		1,718,552
	SPRINT NEXTEL CORP	151800		3,143,778
	SRA INTL INC CL A	3640		91,946
	ST JUDE MED INC COM	9648		400,296
	STARBUCKS CORP COM	97500		2,558,400
	STATOIL ASA NOK	56100		1,742,929
	STATE STR CORP COM	70429		4,817,344
	STRYKER CORP COMMON	16000		1,009,440
	SUN MICROSYSTEMS INC COM	119200		626,992
	SUN TR BANKS INC COM	35600		3,052,344
	SYSCO CORP COM	30200		996,298
	TAKE-TWO INTERACTIVE SOFTWARE INC	13000		259,610
	TARGET CORP COM	18026		1,146,454
	TECO ENERGY INC COM	42500		730,150
	TEREX CORP NEW COM	12302		1,000,153
	TESORO CORP	2200		125,730
	THERAVANCE INC COM	300		9,600
	TIME WARNER INC NEW COM	271100		5,703,944
	TITANIUM METALS CORP COM NEW	2245		71,616
	TJX COS INC COM	1700		46,750
	TRANSOCEAN INC	11900		1,261,162
	TRAVELERS COS INC COM	66549		3,560,372
	TRIARC COS INC CL B SER 1	98170		1,541,269
	TRIBUNE CO COM	58147		1,709,522
	U S AWYS GROUP INC COM	9400		284,538
	UMB FINL CORP COM	8300		307,183
	UNION PAC CORP COM	35900		4,133,885
	UNITED PARCEL SVC INC	16100		1,175,300
	UNITED HEALTH GROUP INC COM	3000		153,420
	UNUM GROUP	87200		2,276,792
	US BANCORP	129700		4,273,615
	USG CORP COM	16500		809,160
	UST INC COM	34200		1,836,882
	UTS STS STL CORP NEW COM	2100		228,375

Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Corporate Common Stock
	VALEANT PHARMACEUTICALS INTL	29500		492,355
	VARIAN MED SYS INC COM ISIN	24000		1,020,240
	VERIZON COMMUNICATIONS COM	85634		3,525,552
	VIACOM INC NEW CL B	60950		2,537,349
	VULCAN MATERIALS CO COM	26900		3,081,126
	WAL-MART STORES INC COM	74400		3,579,384
	WALGREEN CO COM	46052		2,005,104
	WASTE MGMT INC DEL COM STK	64772		2,529,347
	WELLPOINT INC COM	30300		2,418,849
	WELLS FARGO & CO NEW COM STK	41800		1,470,106
	WEBSENSE INC COM STK	31600		671,500
	WHITNEY HLDG CORP COM	15230		463,333
	WINDSTREAM CORP COM	54074		798,132
	WYETH COM	86200		4,942,708
	XCEL ENERGY INC COM	102200		2,092,034
	XILINX INC COM	39372		1,053,988
	YAHOO INC COM	169204		4,590,505
	ZIMMER HLDGS INC COM	7500		636,675

	Corporate Common Stock Total			$734,038,908

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Participant Loans
	*PARTICIPANT LOAN ASSET	5.0% to 10.5%
	— HARRIS CORP.	Maturing through 2017		$29,297,970

	Participant Loans Total			$29,297,970

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

		(c)
		Description of Investment
	(b)	Including		(e)
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
		(In Shares/Par Value except
		Participant Loans)
Value of Interest in Common/Collective Trusts
	COLTV SHORT TERM INVT FD	15488683		$15,488,683
	MFB NTGI-QM COLLECTIVE DAILY SMALLCAP EQUITY INDEX FUND — LENDING\\	343602		101,542,904
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	52907		18,168,803
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 EQTY INDEX FD-LENDING	1208582		232,370,374
	MFB NTGI-QM COLTV DAILY RUSSELL 1000 GROWTH EQTY INDEX FD-LENDING	10761		2,743,144
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 GROWTH EQTY INDEX FD-LENDING	443978		96,961,283
	MFB NTGI-QM COLTV DAILY S&P500 EQTY INDEX FD-LENDING	70923		291,468,618
	MFO BK OF NY COLTV TR AGGREGATE INDEX FD	26684530		300,849,810

	Value of Interest in Common/Collective Trusts Total			$1,059,593,619

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

	(c)
	Description of Investment
(b)	Including		(e)
Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a) or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	(In Shares/Par Value except
	Participant Loans)
Value of Interest in Registered Investment Companies
MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	552895		$25,560,314
MFO COLUMBIA FDS SER TR INTL VALUE FD CLA	9378083		239,422,460
MFO DODGE & COX STOCK FD OPEN END FD	515950		83,630,294
MFO RESV INVT FDS INC	20076172		20,076,172
MFO STI CLASSIC FDS INSTL CASH MGMT MONEY MKT FD INSTL CL	48051169		48,051,169

Value of Interest in Registered
Investment Companies Total			$416,740,409

Harris Corporation Retirement Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 29, 2007

	(c)
	Description of Investment
(b)	Including		(e)
Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a) or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	(In Shares/Par Value except
	Participant Loans)
Guaranteed Investment Contracts
GIC ING USA ANNUITY & LIFE INSURANCE CO CNTRCT # IUS0121 RATE: 3.65% MAT: 8/6/07	11077006		$11,077,006
GIC JACKSON NATIONAL LIFE INSURANCE CONTRACT NO. 1473-1 MTY 09/28/07 **INC	11971125		11,971,125
GIC BANK OF AMERICA CNTRCT # 05-004 RATE 4.92% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESCO Multi-Mgr A or Better	94091391		94,091,391
GIC IXIS CNTRCT # 1121-02 RATE 4.77% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESCO Short-term Bond Fund	56912416		56,912,416
GIC JP MORGAN CHASE CNTRCT #433121-S RATE 4.77% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESTCO Short-term Bond Fund	57357193		57,357,193
GIC JPMORGAN CHASE CNTRCT # 433121-LT 4.87% MAT: 0/0/00 SNTHETIC
Wrapper	0		0
Cash on hand	995243		995,243
USTN 2.625 3-09; 912828CC2	6550455		6,550,455
USTN 3.625 7-09; 912828CN8	5953152		5,953,152
GIC MONUMENTAL LIFE CNTRCT # MDA- 00683TRRATE 5.20% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESCO Multi-Mgr A or Better Core Fund	83758480		83,758,480
GIC STATE STREET CNTRCT # 105004 RATE 5.04% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESCO Short-term Bond Fund	68149358		68,149,358
GIC UBS CNTRCT # 5204 RATE 4.84% MAT: 00/00/0000 SYNTHETIC
Wrapper	0		0
IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	93701949		93,701,949

Guaranteed Investment Contracts Total			$490,517,768

Total Investments			$2,730,797,424

Note: Cost information has not been included in column (d) because all investments are participant directed.

*	Party-in-interest to the Plan

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Ronald A. Wyse
Ronald A. Wyse, Chairperson

Date: December 7, 2007